SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)

                                      REFAC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    758655104
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 August 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)


                                 (Page 1 of 10)

CUSIP No. 758655104                                                 Page 2 of 10
________________________________________________________________________________
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
________________________________________________________________________________
               7    SOLE VOTING POWER

                    311,200*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           311,200*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,200*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA
________________________________________________________________________________

* The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's client in an account over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares.

 The principals of Palisade Capital Management, L.L.C. ("Palisade") and certain of their family members beneficially own in the aggregate 9,200 additional shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 9,200 shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2.

CUSIP No. 758655104                                                 Page 3 of 10
________________________________________________________________________________
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Palisade Concentrated Equity Partnership, L.P./
     I.R.S. Identification No. 22-3699993
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                    311,200
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           311,200
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,200
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN
________________________________________________________________________________

CUSIP No. 758655104                                                 Page 4 of 10
________________________________________________________________________________
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Steven Berman/I.R.S. Identification No.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

                    7,900*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        311,200*
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           7,900*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    311,200*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     319,100*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.41%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
________________________________________________________________________________

* Mr. Berman, individually beneficially owns 7,900 shares. Mr. Berman has sole voting and dispositive power over such 7,900 shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 311,200 shares beneficially owned by Palisade. See Item 2.

CUSIP No. 758655104                                                 Page 4 of 10
________________________________________________________________________________
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Mark Hoffman Identification No.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,300*
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        311,200*
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,300*
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    311,200*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     312,500*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.24%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
________________________________________________________________________________

* Mark Hoffman has sole voting and dispositive power over 1,300 shares held in custodial accounts for his children Russell Hoffman and Philip S. Hoffman. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 311,200 shares beneficially owned by Palisade. See Item 2.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of Refac ("Issuer" or "Refac"), whose principal executive offices are located at 115 River Road, Edgewater, New Jersey 07020.

Item 2. Identity and Background.

      (1)   Palisade Capital Management, L.L.C. ("Palisade")

      a)    Palisade Capital Management, L.L.C.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Adviser

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: New Jersey

      (2)   Palisade Concentrated Equity Partnership, L.P.

      a)    Palisade Concentrated Equity Partnership, L.P.

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c)    Principal Business: Investment Limited Partnership

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    Place of Organization: Delaware

      (3)   Steven Berman

      a)    Steven Berman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States

      (4)   Mark Hoffman

      a)    Mark Hoffman

      b)    One Bridge Plaza, Fort Lee, NJ 07024

      c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

      d)    Criminal Convictions: None

      e)    Civil Proceedings: None

      f)    United States

      The reporting persons are making a joint filing under Rule 13d-1(k) of the Securities Exchange Act of 1934. Palisade beneficially owns 311,200 shares which are held in the partnership, for which Palisade serves as the Investment Advisor. Individually, Steven Berman, a principal of Palisade, owns 7,900 shares. Mark Hoffman, a principal of Palisade, owns 1,300 shares in custodial accounts for his children. Each such individual reporting person has sole voting and dispositive power over their respective shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

      On a combined basis, the reporting persons beneficially own 320,400 or 8.44% of the outstanding shares. The reporting persons disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. There are no written or oral agreements among the reporting persons to act in concert with respect to the shares owned by such persons.

Item 3. Source and Amount of Funds or Other Consideration.

      All funds used by Palisade to purchase the shares were from the assets of the Partnership. All funds used by the other reporting persons to purchase the shares beneficially owned by such persons were derived from the personal assets of such persons.

Item 4. Purpose of Transaction.

      An Agreement and Plan of Merger was signed on August 19, 2002, and amended by Amendment #1 dated October 21, 2002, by and among reporting person Palisade Concentrated Equity Partnership, L.P., Palisade Merger Corp. and Refac, incorporated hereto as Exhibits A and B, below. Following the merger, Palisade intends to use Refac as a vehicle for making acquisitions.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of Refac, disposing of any securities of Refac owned by them, seeking representation on the Board, soliciting other shareholders with respect to any transactions proposed by the Reporting Persons, or formulating other plans or proposals regarding Refac or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting Refac and the general business and future prospects of Refac.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of Refac, or the disposition of securities of Refac;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Refac or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Refac or any of its subsidiaries; (d) any change in the present board of directors or management of Refac, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Refac; (f) any other material change in Refac's business or corporate structure; (g) changes in Refac's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Refac by any person; (h) causing a class of securities of Refac to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Refac becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      Based on the information contained in Refac's 10K for the period ending June 30, 2002, there are issued and outstanding 3,796,511 shares. Palisade beneficially owns 311,200 shares.

      Individually, Steven Berman and Mark Hoffman beneficially own 7,900 and 1,300 shares, respectively. Each such reporting person has sole voting and dispositive power over such person's shares. None of such reporting persons beneficially own or have voting or dispositive power over any of the shares beneficially owned (in an individual capacity) by the other reporting persons.

      On a combined basis, the reporting persons beneficially own 320,400 or 8.44% of the outstanding shares.

      No reporting person or entity controlled by the reporting persons has traded shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4.

Item 7. Material to be Filed as Exhibits.

      Exhibit A: Agreement and Plan of Merger, among Palisade Concentrated Equity Partnership, L.P., Palisade Merger Corp. and Refac, dated as of August 19, 2002, incorporated by reference to Exhibit 10.1 to Form 8-K filed by Refac on August 21, 2002.

      Exhibit B: Amendment #1 to Agreement and Plan of Merger, among Palisade Concentrated Equity Partnership, L.P., Palisade Merger Corp. and Refac, dated October 21, 2002, incorporated by reference to Exhibit 10.1 to Form 8-K filed by Refac on October 24, 2002.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  October 25, 2002
                                  Palisade Capital Management, L.L.C.

                                  By: /s/ Steven Berman
                                  ------------------------------------------
                                      Steven Berman, Member


                                  Palisade Concentrated Equity Partnership, L.P.
                                  By: Palisade Concentrated Holdings, L.L.C.,
                                      General Partner

                                  By: /s/ Steven  Berman
                                  ------------------------------------------
                                      Steven Berman, Member

                                      /s/ Steven Berman
                                     -------------------------------------------
                                            Steven Berman

                                      /s/ Mark Hoffman
                                     -------------------------------------------
                                            Mark Hoffman

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

                              (See 18 U.S.C. 1001)